Mail Stop 4561

June 26, 2006

Ms. Mandy M. Pope
Chief Accounting Officer
Parkway Properties, Inc.
One Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi   39201-2195

> **Re: Parkway Properties, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 001-11533**

Dear Ms. Pope:

  We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Comments are for the balance sheet dated December 31, 2005 compared to the balance sheet dated December 31, 2004, page 25

1. Tell us and disclose in future filings whether you are using EBITDA as a liquidity measure or a performance measure. You state in your disclosure that management uses this measure as an indication of the Company's ability to service debt and pay cash distributions. These are indicators that the measure is being used as a liquidity measure. If the measure is being used as a liquidity measure please revise to reconcile to cash flow from operations.

2. In future filings include all of the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the recurring items that are being excluded from the measure. In your response provide us with the disclosure that you will provide in future filings.

Results of Operations, page 26

3. In future filings please revise your discussion to provide a more robust explanation of the changes in net income. Simply stating that the change in net income from office and parking properties is the net effect of the operations of properties purchased, properties sold, and joint ventures transferred is not sufficient. Please describe and quantify the significant components of revenues and expenses for all years presented in your income statement. Additionally, please discuss your expectations for the future. Please refer to SEC Release No. 33-8350.

Comments are for the year ended December 31, 2004 compared to the year ended December 31, 2003, page 28

4. We note that you recorded acquisition fees amounting to $947,000, $2,000,000, and $361,000 in 2005, 2004 and 2003, respectively, as management company income. Please tell us your basis for recognizing these amounts as revenues. It appears that these amounts represent up-front fees received upon your entrance into management agreements. Please cite the specific accounting literature that you are relying upon in your response. In future filings please expand your disclosure within your revenue recognition policy to address this type of revenue.

Funds From Operations, page 34

5. You state that FFO provides investors with an indication of your ability to incur and service debt, to make capital expenditures, and to fund other cash needs. You also included adjustments for dividends in your calculation. For these reasons, it appears that you have presented FFO primarily as a liquidity measure. In future filings including any amendments please revise your disclosure to also include a reconciliation to cash flow from operations and to present the three major categories of cash flows in accordance with Item (10)(e)(1)(i) of Regulation S-K; also, please remove your presentation of Diluted FFO Per Share since per share measures of liquidity are prohibited. Please see ASR No. 142 and Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for reference.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Income, page 38

6. In future filings revise to present interest expense below operating expenses as part of non-operating expenses.

Note C – Investment in Unconsolidated Joint Ventures, page 54

7. We note that you have presented non-GAAP measures, Net Operating Income per property and Funds from Operations, for your unconsolidated joint ventures in your footnotes. Please remove these measures from your disclosure in future filings including any amendments in accordance with Item 10 (e)(1)(ii)(C) of Regulation S-K.

Note D – Non-Core Assets, page 55

8. We note that your investment in non-core assets consists of 12 acres of land in New Orleans, Louisiana with a book value of $1.5 million at December 31, 2005 and March 31, 2006. We also note that the city of New Orleans sustained considerable damage as a result of Hurricane Katrina and that you have not been able to assess the damage, if any, to your land. Please confirm to us that the land is recorded at the lower of the carrying amount or fair value less costs to sell as required by SFAS 144.

Form 10-Q for the quarter ended March 31, 2006

Item 1 – Financial Statements

Note 6 – Investments in Unconsolidated Joint Ventures, page 9

9. We note that you and your joint venture partner signed an agreement to sell the Viad Building for $105.75 million subsequent to March 31, 2006. We also note that you will recognize an additional management fee and incentive fee of approximately $4.5 million as a result of the economic returns generated over the life of the Viad joint venture. Please tell us the nature of this amount and how you will recognize revenue related to this management and incentive fee. Please cite the applicable accounting literature in your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief